UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Effective on November 18, 2019, Eric Eichmann was appointed as the Chief Executive Officer of Spark Networks, SE (the “Company”). Mr. Eichmann replaced Jeronimo Folgueira, who stepped down from the Chief Executive Officer role but will remain with the Company through the end of 2019 and will continue to serve on the Company’s Board of Directors.

Mr. Eichmann previously served from 2013 to 2018 as Chief Executive Officer of Criteo (NASDAQ: CRTO). Prior to Criteo, he served from 2010 to 2012 as Chief Operating Officer and President, International, of LivingSocial, from 2006 to 2010 as Chief Operating Officer of Rosetta Stone (NYSE: RST), from 1999 to 2006 as Senior Vice President of Advertising Operations and Systems at AOL (NYSE: AOL), and from 1994 to 1999 as Senior Engagement Manager at McKinsey & Company.

In connection with Mr. Eichmann’s appointment, the Company entered into an executive director service agreement with Mr. Eichmann, and the Company’s wholly-owned subsidiary, Spark Networks, Inc., entered into an employment agreement with Mr. Eichmann, each of which agreement is described further below.

Pursuant to the employment agreement between Spark Networks, Inc. and Mr. Eichmann, Mr. Eichmann is employed in the position of Chief Executive Officer of Spark Networks, Inc. with an annual base salary of $525,000 and an annual target bonus amount of not less than $300,000. If Mr. Eichmann’s employment is terminated by Spark Networks, Inc. without cause or by Mr. Eichmann with good reason, then (i) if such termination occurs within 18 months of his employment agreement, Mr. Eichmann will be eligible to receive severance in an amount equal to 18 months of his annual base salary and his annual bonus amount for such period (plus an amount equal to the then current annual base salary and annual bonus payable to Mr. Eichmann pursuant to the executive director service agreement with the Company, as described further below), paid in the form of salary continuation, as well as reimbursement of COBRA continuation coverage premium payments for 18 months; and (ii) if such termination occurs more than 18 months following the date of his employment agreement, Mr. Eichmann will be eligible to receive severance in an amount equal to 12 months of his annual base salary and his annual bonus amount for such period (plus an amount equal to the then current annual base salary and annual bonus payable to Mr. Eichmann pursuant to the executive director service agreement with the Company), as well as reimbursement of COBRA continuation coverage premium payments for 12 months. Mr. Eichmann’s eligibility for the foregoing severance is conditioned on Mr. Eichmann having first signed a release agreement in a form reasonably acceptable to the Company’s Board of Directors. Spark Networks, Inc. will reimburse Mr. Eichmann for ordinary course expenses incurred in connection with travel between the Berlin, Germany and New York, New York, and for income tax liabilities to the extent that such liabilities exceed by $25,000 the amount he would have otherwise been obligated to paid had he been subject only to income taxes in the United States.

Pursuant to the executive director service agreement between the Company and Mr. Eichmann, Mr. Eichmann will have an annual base salary of $100,000 (in addition to his salary under his employment agreement with Spark Networks, Inc.). The term of the executive director service agreement is four years and six months. The executive director service agreement further provides that in the event the Company has not adopted a virtual stock option plan by January 31, 2020, the Company will pay Mr. Eichmann a one-time lump sum cash amount equal to $1.5 million.

In connection with Mr. Folgueira stepping down as Chief Executive Officer, Mr. Folgueira and the Company entered into a termination agreement pursuant to which Mr. Folgueira shall remain as Managing Director of the Company until December 31, 2019 and will continue to serve on the Company’s Board of Directors until the next annual general meeting or extraordinary general meeting of the shareholders of the Company. In addition, pursuant to the termination agreement Mr. Folgueira will receive a gross bonus payment in the amount of €74,280 for 2019 and Mr. Folgueira will receive €20,000 per month from the Company during the 12-month post-termination non-compete period, subject to Mr. Folgueira’s compliance with his post-termination obligations to the Company.

The Company issued a press release on November 18, 2019 regarding Mr. Eichmann’s appointment as Chief Executive Officer, a copy of which press release is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 18, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: November 18, 2019	By:	/s/ Bert Althaus
	Name:	Bert Althaus
	Title:	Chief Financial Officer